Confidential Treatment Requested by Xiaoju Kuaizhi Inc. Pursuant to 17 C.F.R. Section 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
GEOFFREY CHAN *
SHU DU *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
ANDREW L. FOSTER *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
CHI T. STEVE KWOK *		HOUSTON
EDWARD H.P. LAM ♦*		LOS ANGELES
HAIPING LI *	TEL: (852) 3740-4700	NEW YORK
RORY MCALPINE ♦	FAX: (852) 3740-4727	PALO ALTO
JONATHAN B. STONE *	www.skadden.com	WASHINGTON, D.C.
PALOMA P. WANG		WILMINGTON
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	May 21, 2021	SINGAPORE
TOKYO
TORONTO

Confidential

Ms. Mara Ransom

Mr. Donald Field

Mr. Joel Parker

Mr. James Giugliano

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Xiaoju Kuaizhi Inc.
CIK No. 0001764757
Response to the Staff’s Comment Letter Dated May 7, 2021

Dear Ms. Ransom, Mr. Field, Mr. Parker and Mr. Giugliano:

On behalf of our client, Xiaoju Kuaizhi Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 7, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 9, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Staff for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.                                      Please revise the prospectus cover page to disclose your dual-class voting structure and quantify the voting power that your Class B ordinary shareholders will have after the offering due to the disparate voting rights attached to the two classes of capital stock, and identify the holders of such shares.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement to add disclosure on the two classes of ordinary shares.

Prospectus Summary, page 1

2.                                      We note that this section focuses heavily on operating metrics such as annual active users, annual active drivers, average daily transactions, platform sales, GTV, etc. Please revise the summary to also highlight your financial results as derived from the included audited financial statements. In this regard, we note that the company has reported net losses for the last three fiscal years.

In response to the Staff’s comment, the Company has moved the section “Our Financial Results” up to page 2 of the Revised Draft Registration Statement to further highlight its financial results.

Who We Are, page 1

3.                                      Please revise to clarify the phrase “mobility technology platform” and the types of services which would fall within such a platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 148 of the Revised Draft Registration Statement to describe the components of the mobility technology platform and the types of services that it offers at the point where the term “mobility technology platform” is first introduced.

4.                                      We note your reference to a global platform. We also note from your operating results that the majority of your Platform Sales are generated in China. Please revise to clarify the percentage of Platform Sales derived from China versus other international markets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 149 of the Revised Draft Registration Statement to clarify the percentage of Platform Sales derived from China versus other international markets.

Our Scale, page 5

5.                                      We note your disclosure regarding driver earnings from 2015 to 2020. Please disclose why this metric is meaningful to investors. In this regard, please advise how this metric directly correlates with the company’s revenue and why this date range is appropriate in comparison to the periods covered in the included financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that cumulative driver earnings is a social responsibility metric which the Company uses to measure and quantify its contribution to job creation and driver livelihood in the markets in which it operates. This metric is particularly meaningful to investors looking to evaluate the Company’s environmental, social and governance contributions and track record. The metric is intended to be a cumulative measure of driver earnings since the Company’s inception, but the Company has presented the metric for the period from 2015 up to the end of the most recent quarter because 2015 was the earliest year from which the Company could practicably and reliably track driver earnings. The Company respectfully clarifies that this metric is not directly correlated with the Company’s revenue for any given period and is not intended to be compared to other disclosed financial metrics for periods covered in the financial statements.

6.                                      Please also disclose why you believe presentation of the average daily transactions in solely the month of December, 2020 is meaningful, rather than presenting this metric over a longer period of time for context and comparability.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 149 of the Revised Draft Registration Statement to present average daily transactions over the twelve month period ended March 31, 2021. The time period measurement for this metric is now longer for both context as well as comparability to the other metrics presented in the graphical figure at the start of the “Our Scale” section.

Conventions Which Apply to this Prospectus, page 13

7.                                      Clarify the difference between a “ride-hailing” driver and an active driver, if any.

The Company respectfully advises the Staff that “ride hailing” is one of the services offered by the Company, as distinct from taxi hailing, chauffeur, and hitch services, among others. A ride hailing driver is simply a driver who provides ride hailing services on the Company’s platform. An “active driver,” as the conventions indicate, is a driver who completes a transaction on the Company’s platform during the period in question, as opposed to one who is registered on the Company’s platform but does not complete any transactions during that period. Therefore, a driver may be both a ride hailing driver and an active driver, or either one without being the other, or neither. In response to the Staff’s comment, the Company has deleted “ride hailing” from the two places where the phrase “ride hailing driver” occurred in the text in the last submitted Draft Registration Statement, as the distinction between ride hailing drivers and other drivers was not particularly relevant in those two places.

Risk Factors

If we or drivers on our platform fail to obtain and maintain the licenses, permits or approvals..., page 23

8.                                      Revise this risk factor to place the risk in greater context by stating, if known, the extent to which you or your drivers are out of compliance with required licenses, permits or approvals and the jurisdictions in which you are subject material restrictions upon your operations because of noncompliance, such that your financial results could be impacted. If the degree of noncompliance is not known, please state as much.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of the Revised Draft Registration Statement.

Our business and operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic, page 30

9.                                      Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company’s business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Draft Registration Statement.

Termination or deterioration of our partnerships may adversely affect our business, page 31

10.                               Enhance this risk factor to explain in greater detail the impact upon your operations if such relationships were terminated. Clarify whether you and the applicable business partner have entered into contracts that provide for duration and/or termination provisions and, if so, how those provisions impact the applicable business partner’s ability to terminate any arrangement. In an appropriate place in your prospectus, please elaborate upon the material terms of your agreements with certain business partners and file the agreements as exhibits to your registration statement or tell us why you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement to better explain the nature of the risk. The Company respectfully advises the Staff that the contracts that it has entered into with these business partners are ordinary course of business contracts relating to the specific services that the partners provide to the Company. The duration of these contracts varies depending on the nature of the services and these contracts typically contain standard termination provisions that allow either party to terminate the contracts by serving prior notice to the other party. The Company confirms that its business operations do not depend on any one of these contracts and there are alternative service providers offering similar services. Therefore, the Company does not believe that these contracts are material contracts required to be filed as exhibits to the registration statement.

In certain jurisdictions, we allow consumers to pay for rides and meal or grocery deliveries using cash..., page 38

11.                               To put this risk in context, please revise to quantify the “substantial portion” of your GTV outside China that is subject to this risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Revised Draft Registration Statement to quantify the risk.

We may be subject to liability for the means we use to attract and onboard drivers, page 42

12.                               Revise to explain the means you use to attract drivers, as this risk is unclear without additional disclosure.

In response to the Staff’s comment, the Company has deleted the risk factor that was on page 42 of the last submitted Draft Registration Statement and included additional disclosure on page 23 of the Revised Draft Registration Statement.

Use of Proceeds, page 82

13.                               Please revise the second paragraph to more clearly identify and quantify the principal intended uses of the net proceeds. Refer to Item 3.C.1 of Form 20-F. In this regard, we note the referenced uses of enhancing your service and product offerings and investing in technology capabilities are very broadly articulated and not readily distinguishable from one another.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 82 of the Revised Draft Registration Statement to more clearly identify and quantify the principal intended uses of the net proceeds.

Enforceability of Civil Liabilities, page 88

14.                               Clarify here that while your memorandum and articles of association do not require arbitration, your Depositary Agreement says otherwise, according to disclosure elsewhere in your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement to clarify that (pending the choice of depositary bank) the depositary bank may require disputes under the deposit agreement to be resolved through arbitration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 99

15.                               We note your disclosure of profitability in 2019 and 2020 on a segment Adjusted EBITA basis. Please revise the second paragraph to balance the discussion with your net losses and Adjusted EBITA net losses over the same timeframes. Please also advise why you believe the use of the term “profitability” is appropriate when the company is reporting GAAP net losses and you are applying the term to a non-GAAP number which factors in various adjustments.

In response to the Staff’s comment, the Company has deleted the disclosure that was on page 99 of the last submitted Draft Registration Statement and included similar disclosure, without the word profitability and after the disclosure of GAAP net losses, on page 101 of the Revised Draft Registration Statement.

Operating and Financial Summary, page 103

16.                               Your charts illustrating the financial and operating model for your China Mobility and International segments appear to reconcile GTV to adjusted EBITA. Please tell us how you determined that this presentation is appropriate. Refer to the guidance in Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

In response to the Staff’s comment, the Company respectfully submits that the reconciliation of GTV to adjusted EBITA is meaningful for investors to understand the differences in accounting policies, key expense items, and EBITA profits or losses for the China Mobility and International segments. The China Mobility segment primarily comprises ride hailing, taxi hailing, chauffeur and hitch businesses, which have different accounting treatments for revenue recognition, driver and partner earnings and incentives, and consumer incentives. Ride hailing driver earnings and incentives are recorded as cost of revenue for the China Mobility segment and deducted from revenue for the International segment, while ride hailing consumer incentives are deducted from revenue in the China Mobility segment and recorded as sales and marketing expense when consumers are not considered as customers from an accounting perspective in the International segment. A reconciliation from GTV to Platform Sales, which are both operating metrics, would not fully explain the differences in accounting treatments for the China Mobility and International segments. In addition, the Company’s management evaluates performance and makes business decisions for its three segments principally based on segment adjusted EBITA, and the current format of the charts makes it easier for investors to visualize both of these metrics and their relationships to each other and to GTV. The Company also respectfully submits that the presentation in the charts is consistent with the public disclosure of other reporting companies that similarly operate in the shared economy industry.

A reconciliation from the Company’s net income (loss) to its adjusted EBITA is included on page 108 of the Revised Draft Registration Statement. However, the Company is unable to provide a reconciliation from GTV to segment net income for the China Mobility and International segments in accordance with Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Measures because the line items between net income (loss) and adjusted EBITA as set out in the reconciliation table on page 108 are not allocated between the segments.

Results of Operations, page 113

17.                               We note that within your China Mobility segment, you have one service (ride hailing) where revenues are recognized on a gross basis while revenue for all other services are recognized on a net basis. Please expand your disclosure for the China Mobility segment to quantify the amount of revenues recognized by ride hailing (gross basis of revenue recognition) versus those from the other components within China Mobility (net basis of revenue recognition). Please also analyze changes in revenue between periods at that level, if material.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 103 and F-34 of the Revised Draft Registration Statement. As discussed in its response to comment 22, revenues from its ride hailing services in the PRC presented on a gross basis accounted for more than 97% of the total revenue within the China Mobility segment. The Company believes that further disaggregated disclosure of revenue by type of services within the China Mobility segment would not fairly and accurately depict how the Company operates and manages its China Mobility business and would not be meaningful to investors. Therefore, the Company considers that it is not necessary to analyze the changes in revenue by different types of service offerings within the China Mobility segment during the respective periods.

18.                               Please revise to also incorporate a discussion of your segment results. Refer to Item 5 of Form 20-F and Section III.B.2 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Revised Draft Registration Statement to discuss changes in each segment Adjusted EBITA.

Regulation, page 176

19.                               Revise your disclosure, as applicable, to ensure that you discuss how the regulations you discuss here are applicable to you and your operations. For example, your disclosure does not appear to state how the Foreign Investment Law, and the 2020 Negative List and 2020 Encouraged Industry Catalogue, apply to you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 182, 183, 184 and 185 of the Revised Draft Registration Statement.

Transactions with Our Shareholders, page 197

20.                               We note your disclosure that you have commercial arrangements with certain of your shareholders related to (1) China Mobility services and (2) payment processing services and technical and support services. Please revise to discuss in greater detail the commercial arrangements and identify the respective shareholders party to these related-party arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 206, 207 and F-77 of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements

3.24 - Revenue Recognition, page F-34

21.                               We note that for ride hailing services within the PRC, you have determined that due to relevant regulations you are the principal in the transaction and present your revenue on a gross basis. Further, for taxi hailing, chauffeur, hitch and other services in the PRC, you have determined that you are the agent in the transaction and present your revenue on a net basis. Please provide us with a detailed analysis of how you determined that your ride hailing services in the PRC should be presented on a gross basis and that your other China Mobility services should be presented on a net basis under ASC 606-10-55-36 through 55- 40. Please also provide us with an English-language translation of your terms of service or customer service agreement related to your ride hailing services and other services in the PRC.

The Company respectfully advises the Staff that in accordance with ASC 606-10-55-36 through 55-40, the Company recognizes revenues from ride hailing services provided by the Company in the PRC within China Mobility segment on a gross basis, and recognizes revenues from taxi hailing, chauffeur and hitch services offered on its China Mobility Platform on a net basis. The revenues from the remaining other services were insignificant to the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021. Judgment is required in determining whether the Company is the principal or agent in transactions with riders and drivers. The Company evaluates the presentation of revenue on a gross or net basis based on whether the Company controls the service provided to riders and is the principal (i.e. “gross”), or the Company arranges for drivers to provide the service to riders and is an agent (i.e. “net”). The detailed analysis is as below.

Ride hailing services in the PRC

Ride hailing services provided by the Company include Express, Premium, Luxe, Select, Piggy Express and Carpooling in the PRC.

In accordance with ASC 606-10-55-36A, the entity should identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party) to determine the nature of its promise.

As discussed on page 183 of the Revised Draft Registration Statement, on July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the Ministry of Commerce, the State Administration for Market Regulation and the Cyberspace Administration of China, jointly promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service, which took effect on November 1, 2016 and was last amended on December 28, 2019 (the “Interim Measures”). The Interim Measures were promulgated to regulate the business activities of online ride hailing services and to ensure the safety of passengers by establishing a regulatory system for the platforms, vehicles and drivers engaged in online ride hailing services. Pursuant to Article 5 and Article 16 of the Interim Measures, an online ride hailing platform company shall be capable of providing online and offline services, fulfill a carrier’s obligations, and ensure operational safety, and safeguard the lawful rights and interests of passengers.

Article 8 of the Guiding Opinions of the General Office of the State Council on Deepening Reform and Promoting the Sound Development of the Taxi Industry further stipulates that online ride hailing platform companies are transport service providers, and shall have online and offline service capabilities, fulfill the carriers’ obligations and the corresponding social responsibilities.

Given the relevant regulatory requirements discussed above, an online ride hailing platform company is obligated to undertake transport service, rather than solely providing matching services to connect drivers and riders to facilitate an offline transport transaction via the Company’s platform in the PRC. The Company’s Online Ride Hailing Service Agreement with riders complies with the above regulation, which explicitly states that the Company provides the Online Ride Hailing Services and fulfill a carrier’s obligations. Therefore, the Company determined the specified services to be provided to the rider are the Online Ride Hailing services.

Under ASC 606-10-55-37A, when another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.              A good or another asset from the other party that it then transfers to the customer.

b.              A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.               A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer.

The Company provides the car ride services to riders by engaging registered drivers to satisfy the Company’s performance obligation on its behalf. In accordance with ASC 606-10-55-37A(b), the Company controls the car ride services provided to the riders because it has the ability to direct drivers to provide the car ride services to the riders on its behalf.

The Company’s control over the car ride services provided to riders is specifically demonstrated as follows:

a)             Pursuant to the Article 2 Use of Services of Didi Online Ride Hailing Service Agreement entered into between the Company and riders, it states that “In accordance with the Interim Measures for the Management of Online Ride Hailing Operation and Service and applicable laws and regulations, we (“the Company”) provide the Online Ride Hailing Service to you (“the Rider”) and fulfill legal obligations accordingly. You may make a request for the Online Ride Hailing Service through the DiDi platform. We will assign appropriate vehicles to you according to your request information and direct the assigned platform driver to provide the offline ride service on our behalf according to the platform rules.” According to the aforementioned agreement terms, riders make the request for the online ride hailing services through the Company’s platform. The Company will direct suitable registered drivers to provide the offline car ride service on behalf of the Company and in accordance with the service standards and implementation rules promulgated by the Company (the “Platform Rules”).

Pursuant to the Cooperation Agreement on Online Ride Hailing Service entered into between the Company and drivers, it states that “ The Platform (“the Company”) will provide available online ride hailing information on the user terminal by back-end big data processing of the ride hailing service request information sent by the rider, and will direct the assigned driver to provide the offline ride services to riders on behalf of the Platform according to the platform rules.” According to the aforementioned agreement terms, the Company shall direct drivers to provide the offline car ride services on behalf of the Company in accordance with the Platform Rules. The Company defines the scope of services to be performed by drivers on its behalf. The Company charges and collects the car ride fares from the riders and pays drivers the service fees for each completed car ride service transaction based on payment terms set by the Company pursuant to the Platform Rules. Even if the riders fail to pay the car ride fares, the Company would still pay the service fees to drivers in accordance with the Company’s service fee settlement standards as the services delivered on behalf of the Company are completed.

Therefore, the Company’s service agreements with riders and drivers, as well as the Platform Rules, together give the Company the ability to direct the drivers to deliver the car ride services requested by riders on behalf of the Company.

b)             Pursuant to the Cooperation Agreement on Online Ride Hailing Service entered into between the Company and drivers, the registered drivers are obligated to comply with the Platform Rules when providing the ride service on behalf of the Company. The Company established the detailed Platform Rules for registered drivers including (i) the requirements and procedures for drivers and vehicles to register with the Company, (ii) service standards and implementation rules with respect to the car ride services, such as driving route, driving behavior during the ride and etc., (iii) training requirements. These detailed Platform Rules are made public to all drivers and riders.

c)              The Company established detailed drivers’ performance evaluation system and criteria, set up internal management team to monitor drivers’ performance, and cooperates with third party service companies to manage the drivers. The Company also uses anonymous visits and inspections to ensure drivers behavior and condition of vehicle meeting the service standard. If drivers fail to comply with the Platform Rules, the drivers would receive a monetary penalty and/or point deduction, which would lower the priority status of the drivers for receiving car ride requests assigned by the Company.

Based on the above, the Company considers it meets the criterion under ASC 606-10-55-37A(b) that it has the ability to direct the drivers to provide the car ride service to riders on the Company’s behalf.

The Company also evaluated the principal indicators in ASC 606-10-55-39 as follows:

a)             In accordance with the respective service agreements with riders, the Company is the sole counterparty in the Didi Online Ride Hailing Service Agreement with the riders and is also required by government regulations in the PRC to fulfill the obligations of a transportation carrier. Therefore, the Company is obligated to fulfill the promise to provide car ride services to riders.

b)             The Company has no inventory risk as it is not obligated to make any advance or minimum payments to drivers before drivers perform services. The Company believes that this indicator alone does not result in the Company being an agent in the service arrangement.

c)              The Company has discretion in establishing prices for the car ride services.

Based on the analysis above, the Company concluded it is a principal in its ride hailing services in the PRC and therefore recognized revenues on a gross basis.

•                  Taxi hailing in the PRC

The regulations over the online ride hailing services are not applicable to taxi hailing services.

The Company considered the nature of its specified goods or services for taxi hailing services in accordance with ASC 606-10-55-36A. Pursuant to Article 2 Services of Taxi User Agreement entered into between the Company and riders, it states that “The DiDi taxi information platform (“the Company”) shall provide you (“the riders”) with relevant information regarding taxi service providers, including, without limitation, information about drivers and vehicles, and simultaneously provide taxi service providers with your request for taxi passenger services, so as to facilitate you and a taxi service provider entering into a taxi service agreement.”

Pursuant to Article 2 Use of Service of Didi Taxi Information Platform Service Agreement entered into between the Company and taxi service providers, it states that “The Platform (“the Company”) only provides you (“the taxi service providers”) and the passengers with information technology services including information matching, order query, and order evaluation, to assist you to enter into a taxi service agreement between you and the passengers, which shall be performed by you and/or your taxi company by providing taxi service to the passengers and fulfill the obligation of the carrier in accordance with the law”. Given the aforementioned agreement terms, the Company’s performance obligation is to provide information to riders and taxi service providers and facilitate the entering of taxi ride service arrangements between riders and taxi drivers. As explicitly stated in the agreement, the Company does not provide taxi ride services and is not responsible for taxi ride services requested by riders.

The Company then evaluated the guidance in ASC 606-10-55-37A and determined that it does not control the taxi ride services provided by taxi drivers because: a) the Company does not obtain control of the taxi drivers’ services through contracts or other means prior to its transfer to the riders; b) the Company does not have the ability to direct taxi drivers to perform the service on its behalf; and c) the Company does not combine services provided by taxi drivers with the Company’s other services and then provide them to the riders.

The Company also considered the indicators in ASC 606-10-55-39 and determined that these also demonstrated that the Company was acting as an agent: a) the Company is not the primary responsible party for the taxi ride services requested by the riders, b) the Company has no inventory risk related to these services, and c) the Company has no discretion in setting the prices for a taxi ride.

Based on the analysis above, the Company concluded it is an agent in taxi hailing service in the PRC and therefore recognizes revenues on a net basis.

•                  Chauffeur services in the PRC

The regulations over the online ride hailing services are not applicable to chauffeur services.

The Company considered the nature of its specified goods or services for chauffeur services in accordance with ASC 606-10-55-36A. Pursuant to the Article 2 Contents of Services of the Tri-Party Agreement on Chauffeur Service entered into by the Company, chauffeur service providers, and consumers, it states that “The Platform (“the Company”) provides the User and the Service Provider with brokerage services by posting and pushing relevant information.” and “The Service Provider shall provide the User with motor vehicle chauffeur service in accordance with the order.” Given the aforementioned agreement terms, the Company’s performance obligation is to provide information to consumers and chauffeur service providers and facilitate the completion of chauffeur service transactions between consumers and chauffeur service provider. In addition, the Company does not provide the chauffeur service to the consumers and the chauffeur service provider is the party responsible for providing the chauffeur services to consumers.

The Company next evaluated the guidance in ASC 606-10-55-37A and determined that it does not have control over the chauffeur service through contracts or other means because: a) the Company does not obtain control of the chauffeur services through contracts or other means prior to its transfer to the consumers; b) the Company does not have the ability to direct chauffeur service providers to perform the service on its behalf; and c) the Company does not combine services provided by chauffeur service providers with the Company’s other services and then provide them to the consumer.

The Company also evaluated the control indicators in ASC 606-10-55-39 and determined that these also demonstrated that the Company was acting as an agent as follows: (a) The Company is not primarily responsible for fulfilling the chauffeur services provided to consumers as the Company is not the contracting party to provide the chauffeur service; (b) The Company does not have inventory risk related to these services; and (c) The Company facilitates setting the price for chauffeur services, but the chauffeur service providers and consumers have the ultimate discretion in accepting the transaction price and the Company believes this indicator alone does not result in the Company controlling the services provided to consumers. As noted in ASC 606-10-55-39(c), an agent may have some flexibility in setting prices.

Based on the analysis above, the Company concluded it is an agent in its chauffeur service in the PRC and therefore recognizes revenues on a net basis.

•                  Hitch services in the PRC

The regulations over the online ride hailing services are not applicable to hitch services.

The Company considered the nature of its specified goods or services for hitch services in accordance with ASC 606-10-55-36A. In accordance with Article 3 Service Content of Hitch Information Platform User Agreement entered into between hitch car owners and riders, it states that “The Hitch Platform does not provide transportation services, and what we (“the Company”) provide is only information exchange and matching services between registered users (hitch car owners and riders as defined in Article 1) of the Platform.” Given the aforementioned agreement terms, the hitch car owners are able to publish their travel information via the Company’s platform and the riders who travel along the same route are able to select hitch rides offered by hitch car owners. The Company’s performance obligation is to provide information to connect hitch car owners with riders to facilitate the completion of hitch service arrangements between riders and hitch car owners.

The Company next evaluated the guidance in ASC 606-10-55-37A and determined that it does not control the hitch services provided by hitch car owners because: a) the Company does not obtain control of the hitch services through contracts or other means prior to its transfer to the riders; b) the Company does not have the ability to direct hitch car owners to perform the service on its behalf; and c) the Company does not combine services provided by hitch car owners with the Company’s other services and then provide them to the riders.

The Company also evaluated the control indicators in ASC 606-10-55-39 and determined that these also demonstrated that the Company was acting as an agent as follows: (a) The Company is not primarily responsible for hitch services provided to riders, nor does it have inventory risk related to these services; and (b) the Company facilitates setting the price for hitch services, but the hitch car owners and riders have the ultimate discretion in accepting the transaction price and the Company believes this indicator alone does not result in the Company controlling the services provided to riders. As noted in ASC 606-10-55-39(c), an agent may have some flexibility in setting prices.

Based on the analysis above, the Company concluded it is an agent in hitch service in the PRC and therefore recognizes revenues on a net basis.

The revenues generated from remaining other services was not significant to the Company’s consolidated financial statements for the years ended December 31, 2018, 2019 or 2020 or for the three months ended March 31, 2021. The Company presents revenue on a gross or net basis according to its analysis of specific facts and circumstances for each type of the remaining services. The Company does not include specific revenue recognition accounting policy disclosure related to these remaining services. The Company will continue to monitor these remaining services and include future accounting policy disclosures if they become material. The Company revised the disclosure on page F-35 of the Revised Draft Registration Statement to clarify.

The Company will make a supplemental submission of the requested English-language translations under separate cover.

22.                               Please tell us how you considered the guidance in ASC 606-10-50-5 through 50-7 and ASC 606-10-55-89 through 55-91 in determining whether your disclosure here or elsewhere in your footnotes should provide disaggregated amounts of revenues recognized on a gross basis versus those recognized on a net basis within your China Mobility segment.

The Company respectfully advises the Staff that the Company provides a variety of mobility service offerings for riders in accordance with their diversified ride preferences, including ride hailing services, taxi hailing, chauffeur, hitch and other services within China Mobility segment. The riders have their own discretion to select which type of service offerings they would like to receive via the Company’s China Mobility Platform. The Company aims to provide consumers with a comprehensive range of convenient mobility services to address consumers’ evolving needs in mobility.

Pursuant to ASC 606-10-50-5 through 50-7 and ASC 606-10-55-89 through 55-91, the Company does not disclose any financial information or make public presentation in connection with revenue derived from different types of services within China Mobility segment. The chief operating decision maker does not review or evaluate revenues presented on a gross basis versus on a net basis. within China Mobility segment, nor manage the distinct service offering as a standalone line of business. Instead, the chief operating decision maker manages services offerings in the PRC across the Company’s China Mobility Platform as a whole.

The revenue derived from the ride hailing service presented on a gross basis in the PRC accounted for 98.1%, 99.0%, 98.3% and 97.5% of the total revenue generated from China Mobility segment for the years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021, respectively. The revenue derived from other services within China Mobility segment accounted for less than 3% of total revenue generated from China Mobility segment for the respective years. In response to the Staff’s comment, the Company has revised the disclosure on F-34 of the Revised Draft Registration Statement.

Based on the above analysis, the Company believes further disaggregated disclosure of revenue by type of service offerings within China Mobility segment would not fairly and accurately depict how the Company operates and manages its China Mobility business and would not be meaningful to investors.

3.26 - Operations and support, page F-39

23.                               We note you present cost of revenues separate from “operations and support” expenses that relate to operations and support personnel, third party customer service fees, driver operation fees, other outsourcing fees and other related expenses. Please tell us why these costs are not considered costs of revenues and included in the same expense line as the expenses detailed in footnote 3.25.

The Company respectfully advises the Staff that cost of revenues primarily consists of variable costs related to providing the service which are directly related to revenue generating transactions. Such variable costs principally include driver earnings and incentives in ride hailing services of China Mobility segment, depreciation and impairment of bikes and e-bikes, vehicles, insurance cost, payment processing charges and bandwidth and server related costs which are directly related to revenue generating transactions across different service offerings of the Company.

Operations and support expenses primarily consist of personnel-related compensation costs for operations and support personnel, third party customer service fees, driver operation and management fees, and other outsourcing fees and expenses related to general operations. These operations and support expenses are not directly related to revenue generating transactions on the Company’s platform. For instance, third party customer service fees are driven by actual service duration and the number of personnel engaged in providing support services and assisting to solve problems or responding the inquires or complaints for riders and drivers. The third-party customer service fees are not directly related to revenue generation. In addition, the amount of personnel-related compensation costs for operations and support personnel, driver operations and management fees, and other outsourcing fees and expenses generally do not have a direct correlation with the amount of revenue transaction in a given period.

Since these expenses support the Company’s general business operations, the Company considered that they are most appropriately presented as operations and support expenses as opposed to costs of revenue, as the presentation of these expenses in a separate line item provides the most useful information to its investors and insights into how the Company views and operates its business.

In response to the Staff’s comment, the Company has revised the disclosure on the accounting policy related to operations and support expenses on page F-39 of the Revised Draft Registration Statement to clarify the nature and major components of the operations and support expenses.

Note 20- Share-based Compensation

(d) Share Options, page F-68

24.                               We note that the exercise price of the options issued differs from the fair value of your ordinary shares. Please explain to us why the weighted average grant date fair value of the options plus their exercise price does not appear to be in excess of the fair value of the ordinary shares. For example the options issued in 2020 had an exercise price of $.62 and a fair value of $38.30 while the fair value of your ordinary shares ranged from $37.65 to $42.08.

The Company respectfully advises the Staff that the weighted average exercise price of share options with the amount of $0.62 per option for options granted in the year ended December 31, 2020 was determined by the number of share options granted in each tranche with different respective exercise price ranging from $0.0001823 to $17 per option. The weighted average grant date fair value for share options granted in the year ended December 31, 2020 with the amount of $38.30 per option was determined by the number of share options granted in each tranche with different respective grant date fair value ranging from $24.19 to $42.08 per option. The weighted average grant date fair value plus the weighted average exercise price of share options granted in each tranche was slightly in excess of the weighted average fair value of the ordinary shares of $38.89, which was calculated by the number of share options granted in each tranche with different respective grant date fair value of ordinary share ranging from $37.65 to $42.08.

General

25.                               Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 +86 10 6533 2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Will Wei Cheng, Chairman and Chief Executive Officer, Xiaoju Kuaizhi Inc.

Jean Qing Liu, Director and President, Xiaoju Kuaizhi Inc.

Stephen Jingshi Zhu, Director and Senior Vice President, Xiaoju Kuaizhi Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yi Gao, Esq., Simpson Thacher & Bartlett LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP